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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No._____)*

                           Federal Signal Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    313855108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














SEC 1745 (2/92)                        Page 1 of 5 pages

---------------------                                    -----------------------
 CUSIP NO. 313855108                   13G               Page  2  of  5    Pages
           ----------                                         ----   ----
---------------------                                    -----------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Fifth Third Bank
                        31-0854433
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ohio corporation
--------------------------------------------------------------------------------
                         5      SOLE VOTING POWER
   NUMBER OF
    SHARES                          147,943
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY              6      SHARED VOTING POWER
     EACH
   REPORTING                        10,716
    PERSON         -------------------------------------------------------------
     WITH                7      SOLE DISPOSITIVE POWER

                                    236,624
                   -------------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                    7,516
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       244,140
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       0.54%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                       BK
--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 pages

Federal Signal Corporation                                           Page 3 of 5
313855108

Item 1 (a)                 Name of Issuer:

                           Federal Signal Corporation

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           1415 West 22nd Street
                           Oak Brook, Illinois  60521-9945


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bank
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Shares, without par value

Item 2 (e)                 CUSIP Number:

                           313855108

Item 3                     Fifth Third Bank is filing in accordance with Section
                           240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bank, of an aggregate of 244,140 outstanding shares of the Common Stock of Federal Signal Corporation, no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bank, through fiduciary accounts, has neither voting power nor dispositive power with respect to 0 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts and are deemed to be beneficially owned:

Federal Signal Corporation                                           Page 4 of 5
313855108

                  Powers:                                  No. of Shares

                  Full voting; full dispositive            147,943
                  Full voting; shared dispositive          0
                  Full voting; no dispositive              0
                  Shared voting; full dispositive          3,200
                  Shared voting; shared dispositive        7,516
                  Shared voting; no dispositive            85,481
                  No voting; full dispositive              0
                  No voting; shared dispositive            0
                  No voting; no dispositive                0

         (b)      Percentage of Class:

                  Fifth Third Bank has aggregate beneficial ownership of 0.54%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                      147,943

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                      10,716

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                            236,624

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                            7,516

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES.

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Bank.

                           Fifth Third Bank is filing this schedule in
accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banks          Federal Tax ID Number      Item 3 Classification
         ------------------     ---------------------      ---------------------
         Fifth Third Bank                31-0854433               BK

Federal Signal Corporation                                           Page 5 of 5
313855108








Items 8-9         Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 1999
-----------------
Date

THE FIFTH THIRD BANK



By:     MICHAEL K. KEATING
   ---------------------------


Name:  Michael K. Keating
     -------------------------
Title: Executive Vice President